Exhibit 99.5

ASX: ALD
TSX: ALG
AIM: AGLD

3 September 2010

Mr Cameron Bill
Australian Stock Exchange Limited
By email: Cameron.bill@asx.com.au

Dear Cameron,

Response to Price Query

Further to your letter dated 3 September 2010 we confirm the following:

1.
The Company is not aware of any specific information concerning it that has not been announced which, if known, could be an explanation for the recent increase in price or volume in trading in the Company’s securities.

2.	Not Applicable

3.	The Company does not have any specific explanation for the price or volume change in the securities of the Company.

4.	The Company confirms that it continues to be in compliance with the listing rules and in particular, listing rule 3.1.

Yours faithfully

Peter Torre
Company Secretary